Exhibit 15.2

CONSENT OF BAL PHARMA CONSULTING, LLC

BAL Pharma Consulting, LLC hereby consents to all references to the market research survey it was commissioned to prepare on behalf of Motif Bio plc entitled “Assessment of Iclaprim Commercial Opportunity in the Gram Positive Antibiotic Hospital Market” and to the results of such survey (collectively, the “BAL Information”) included in this Annual Report on Form 20-F of Motif Bio plc for the year ending December 31, 2018, and to all references to BAL Pharma Consulting, LLC as having prepared such survey. BAL Pharma Consulting, LLC further consents to the incorporation by reference in Motif Bio plc’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the BAL Information and all references to BAL Pharma Consulting, LLC, as having prepared such survey.

/s/ Lynda Berne
Lynda Berne
Principal
BAL Pharma Consulting, LLC
April 15, 2019